Exhibit 99.1

August 11, 2020

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Disclosure under Regulation 30 SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Please refer to our earlier letter dated July 23, 2020 informing that Wipro has signed a definitive agreement to acquire 4C, one of the largest Salesforce partners in UK, Europe and the Middle East.

In continuation to the aforesaid letter, this is to inform that the said acquisition has been completed on August 10, 2020.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary